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19003066

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FEB 12 2019

Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68785

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Philpott Ball & Werner, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11325 North Community House Road, Suite 430
(No. and Street)

Charlotte	North Carolina	28277
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas W. Berry — 704-358-8094
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis PLLC
(Name – *if individual, state last, first, middle name*)

5410 Trinity Road, Suite 320	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nicholas W. Berry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Philpott Ball & Werner, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HENRY N. BARRINGER NOTARY MY COMMISSION EXPIRES 7/15/2020 PUBLIC MECKLENBURG COUNTY, NC

Notary Public
Henry N. Barringer

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in ~~Financial Condition~~. Cash Flow
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition with
Report of Independent Registered Public Accounting
Firm

Philpott Ball & Werner, LLC

As of December 31, 2018

elliott davis

Report of Independent Registered Public Accounting Firm

To the Member
Philpott Ball & Werner, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Philpott Ball & Werner, LLC (the "Company") as of December 31, 2018, and the related notes to the financial statement (collectively, "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

Elliott Davis PLLC

Raleigh, North Carolina
January 28, 2019

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	629,329
Accounts receivable, net		135,102
Prepaid expenses		1,176
Property and equipment, net		4,543
Total assets	$	770,150
Liabilities and Member's Equity		
Payable to Parent		243,277
Total liabilities		243,277
Member's equity		526,873
Total liabilities and member's equity	$	770,150

The accompanying notes are an integral part of this financial statement.

1. Organization

Philpott Ball & Werner, LLC (the Company), a Delaware limited liability company, is a wholly-owned subsidiary of Philpott Ball & Werner, Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm headquartered in Charlotte, NC, with an office in Beverly, MA serving small and middle-market companies. The Company offers unbiased advice and assistance to clients regarding mergers and acquisitions and select transaction financing.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents. The Company's cash balances exceeded the Federal Deposit Insurance Corporation's insured amount of $250,000 by $376,235 at December 31, 2018.

Accounts Receivable
Accounts receivable are for amounts billed and receivable from clients in connection with investment banking activities. Credit is extended based on evaluation of the client's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful accounts based on review of receivables. No allowance was considered necessary at December 31, 2018.

Property and Equipment
Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method. Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss in reflected in operations during the period of disposition.

In February 2016, FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. The Company does not expect a material effect from implementation of the new standard on its financial position, results of operations, and cash flows.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the Parent. Therefore, no income tax provision is recorded by the Company. The Company has determined it does not have any material unrecognized tax benefits or obligations as of December 31, 2018. The Company believes it is no longer subject to income tax examinations for years prior to 2015.

Member's Equity

The Company has one class of member's equity and it is owned 100% by the Parent.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company has analyzed its operations subsequent to December 31, 2018, through January 28, 2019, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3. Property and Equipment

The following is a summary of property and equipment at December 31, 2018:

	Useful Lives		
Computers and office equipment	3-5 years	$	**16,083**
Accumulated depreciation			**(11,540)**
Property and equipment, net		$	**4,543**

4. Related Party Transactions

The Company has a management agreement with the Parent for the reimbursement of administrative costs, including the use of office space, office expenses, utilities, employees and telephones. Amounts due to the Parent at December 31, 2018 were $243,277 related to this agreement.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or $6^{2/3}$% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $386,052 and its ratio of aggregate indebtedness to net capital was .6302 to 1.